Exhibit 4.18

EQUITY TRANSFER AGREEMENT

Acquirer: Shanghai Xianjin Technology Development Co., Ltd.

Unified Social Credit Code: [Redacted]

Legal representative: Xu Liming

Seller: Shanghai Daizong Business Consulting Co., Ltd., a limited liability company registered in Shanghai according to the laws of the People’s Republic of China. The existing shareholders (or “original shareholders”) and their shareholding ratios:90% held by Shen Daihua and 10% held by Zhao Ziqing (Shen Daihua and Zhao Ziqing are married)

Actual controller of the seller: Shen Daihua

ID：[Redacted]

The acquirer and the seller have reached the following agreements through friendly negotiations regarding the transfer of equity in Shanghai Daizong Business Consulting Co., Ltd. to the acquirer (Shanghai Xianjin Technology Development Co., Ltd.) by the seller:

Shanghai Xianjin Technology Development Co., Ltd. has entrusted Shanghai Hongrui Asset Appraisal Co., Ltd. to estimate Shanghai Daizong Business Consulting Co., Ltd.’s previous revenue, net profit, and expected revenue, net profit, and development direction for the next three years. Shanghai Daizong Business Consulting Co., Ltd. must ensure the authenticity of the information provided.

Article 1 Transaction plan

1. The total equity value of this transaction is RMB 30,900,000.00 , (Three Million and Nine Thousand Yuan), with an assessed appreciation of RMB 31,929,226.49.

2. The acquiring party will acquire 19% of the equity of the selling party in full cash at a price of RMB 5,730,000 (Five Million and Seven Hundred and Thirty Thousand Yuan)

3. The acquiring party shall pay 45% of the total acquisition price first.After Shanghai Daizong Business Consulting Co., Ltd. completes the business registration change, the acquiring party shall pay the remaining 55% of the total acquisition price.

4. The 19% equity of the selling party in this transaction plan will be transferred from the 90% equity held by Shen Daihua.

Article 2 Shanghai Daizong Business Consulting Co., Ltd. promises that within four (4) years from the closing date of this acquisition, it shall not transfer its equity in the company without the prior written consent of the original investor and the investor; the actual controller of the company shall not be changed.

Article 3 During this period, one shall not engage in or assist others in engaging in business activities that compete with the company. Within two years of leaving the company, one shall not hold any position or engage in part-time work in enterprises related to the company’s business operations.

Article 4 The “material matters” of the company listed below shall not be effective or valid unless approved or decided by shareholders holding more than two-thirds of the company’s equity, including the investor:

1. Significant changes in the scope, nature and/or main business activities of the Company;

2. Any purchase, sale, lease, or other disposal of trademarks and intellectual property rights;

3. The company’s additional debt exceeding RMB 500,000 in a single loan amount from any bank;

4. The company provides guarantees or loans exceeding RMB 500,000 yuan to external parties;

5. Any significant legal proceedings of the company;

6. Expand to any new business.

Article 5 After the equity transfer, if the seller has any historical debt issues, the seller shall bear them on their own.

Article 6 Equity Repurchase. In future cooperation,s if the seller proposes to repurchase the equity shares, the price will still be RMB 5,730,000 (Five Million and Seven Hundred and Thirty Thousand Yuan). The additional taxes will be borne by the acquirer Shanghai Xianjin Technology Development Co., Ltd.

Article 7 The content of this agreement and any information obtained from the other party regarding this acquisition are confidential information, and each party shall bear strict confidentiality responsibilities. Without written permission from the disclosing party, it shall not be disclosed to the public; provided, however, except for situations that require disclosure according to the law and situations where confidential information is appropriately used to achieve investment purposes.

This agreement is in duplicate, with each party holding one copy.

Acquirer: Shanghai Xianjin Technology Development Co., Ltd.		Seller: Shanghai Daizong Business Consulting Co., Ltd.
Legal representative: Xu Liming		Legal representative: Shen Daihua
Signatures:	/s/ Xu Liming	Signature:	/s/ Shen Daihua
	/s/ Shanghai Xianjin Technology Development Co., Ltd.		/s/ Shanghai Daizong Business Consulting Co., Ltd.
Date: May 10, 2023		Date: May 10, 2023